EARLY WARNING

ACQUISITION REPORT

Securities Act

1.

Name and address of Offeror

Kenneth W. Powell

821 Saddleback Road

Edmonton, Alberta

T6J 5R4

2.

Name of Issuer

Titan Trading Analytics Inc.

3.

Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

Kenneth W. Powell acquired 400,000 Common Shares at $0.15 per share and 400,000 Warrants entitling the holder to acquire Common Shares on exercise of the Warrants.  The Warrants are exercisable at $0.20 on or before November 30, 2005, and at $0.25 on or before November 30, 2006.

The Common Shares acquired represent 29% of the private placement.

4.

Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

As a result of the private placement:

Kenneth W. Powell, of Edmonton, Alberta, now holds 3,703,300 (25%) Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holding to acquire 1,300,000 Common Shares on exercise of the Warrants.

5.

Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control: (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control but does not have ownership

N/A

6.

Name of the market in which the acquisition took place

The transaction giving rise to this Report was undertaken by way of a Private Placement.

7.

Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror acquired the Common Shares and Warrants pursuant to a Subscription Agreement and the Offeror does not have a current intention to increase his beneficial ownership, control or direction over the Issuer.

8.

General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities

Subscription Agreement for the Private Placement.

9.

Names of joint actors in connection with the acquisition

N/A

10.

If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

Cash consideration of $60,000 to acquire the 400,000 Common Shares and Warrants.

11.

Description of any change in any material fact set out in a previous report

Not applicable.

DATED THIS 9th DAY OF December, 2004.

[signed] “Kenneth W. Powell”

Kenneth W. Powell